Filed pursuant to 424(b)(3)
Registration No. 333-200594
BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 3 DATED MAY 21, 2019
TO THE PROSPECTUS DATED APRIL 30, 2018
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc., dated April 30, 2018 (the “Prospectus”), as supplemented by Supplement No. 1, dated April 18, 2019 and Supplement No. 2, dated May 15, 2019. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
Probable Real Property Acquisition Update
Dallas Infill Industrial Portfolio
On May 15, 2019, BCI IV Acquisitions LLC, one of our wholly-owned subsidiaries, entered into a purchase and sale agreement with Pioneer Industrial, LLC, Pioneer Parking Lot, LLC and Cava Northgate Industrial LLC (collectively, the "Seller") to acquire a 100% fee interest in five industrial buildings totaling approximately 1.4 million square feet on approximately 71.1 acres, which we refer to as the “Dallas Infill Industrial Portfolio.” The Dallas Infill Industrial Portfolio is located in the Dallas market and is 98.3% occupied by 15 customers with a weighted-average remaining lease term (based on square feet) of approximately 3.7 years. Upon consummation of the acquisition, the customer lease agreements are expected to be assigned to and assumed by the Company through wholly-owned subsidiaries. Two customers in the Dallas Infill Industrial Portfolio individually lease more than 10% of the total rentable area, as described below:

•
Automotive Parts Distribution International, LLC, an automotive parts distributor, leases 0.4 million square feet, or approximately 28% of the portfolio's rentable area, under a lease that expires in December 2022 with two options to extend the term of the lease for five years each. The annual base rent under the lease is currently $1.3 million and is subject to annual rent escalations of approximately 1% in January 2020, approximately 4% in January 2021 and approximately 1% in January 2022.

•
Cardone Industries, Inc., an automotive parts manufacturer, leases 0.4 million square feet, or approximately 28% of the portfolio's rentable area, under a lease that expires in March 2021 with one option to extend the term of the lease for five years. The annual base rent under the lease is currently $1.2 million and is subject to annual rent escalation of approximately 5% beginning in April 2020.

In general, the customers will be responsible for paying directly or reimbursing the landlord for their pro rata share of the real estate taxes, insurance, and repair and maintenance costs of the property.
Our management currently believes that the Dallas Infill Industrial Portfolio is suitable for its intended purpose and has no immediate plans for material renovations or other capital improvements, and that the Dallas Infill Industrial Portfolio will be adequately covered by insurance. There are a number of comparable facilities in the vicinity of the Dallas Infill Industrial Portfolio that may compete with these buildings. If acquired, the cost of the Dallas Infill Industrial Portfolio (excluding the cost attributable to land) will be depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.
The total purchase price is expected to be $115.0 million, exclusive of transfer taxes, due diligence expenses, and other closing costs. The seller is not affiliated with us or our affiliates. In connection with the execution of the purchase and sale agreement, we deposited $2.0 million into an escrow account. We plan to fund this acquisition using proceeds from this public offering and the assumption of two fixed-rate mortgages.
The acquisition of the Dallas Infill Industrial Portfolio is expected to close during the third quarter of 2019. There is no assurance that we will be able to purchase the Dallas Infill Industrial Portfolio on the terms set forth herein or at all. The consummation of the acquisition is subject to our completion of due diligence and various closing conditions to be met by the parties. If we do not close on the acquisition, there are circumstances under which we may forfeit the deposit we have funded.

S-1